iROBOT CORPORATION

8 Crosby Drive

Bedford MA 01730

July 3, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

RE:	iRobot Corporation

Form 10-K for Fiscal Year Ended December 29, 2012

Filed February 15, 2013

File No. 000-51598

Dear Mr. Spirgel:

This letter is being furnished in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Commission’s letter dated June 11, 2013 (the “Comment Letter”) to Colin M. Angle, Chairman of the Board, Chief Executive Officer and Director of iRobot Corporation (the “Company”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2012 and the documents incorporated by reference therein. The responses set forth below have been organized in the same manner in which the Commission’s comments and headings were organized in the Comment Letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.	We note on page 25 the company “recorded favorable adjustments to our defective returns provision that were directly attributable to lower defective returns experience and contractual modifications limiting our defective returns liability with certain customers.” With a view towards expanded MD&A disclosure, please provide us the following information:

•	Quantify the adjustment recorded for lower defective returns experience and the adjustment recorded for contractual modifications.

•	Explain, in quantified detail, your return experience from defective products over the past three years.

•	Explain your basis for recording the adjustment to the accrual for sales returns in 2012 and tell us why it was not appropriate to record such an adjustment in an earlier period.

•

Explain why the contractual modification limited your defective return liability with certain customers. Describe the specific changes in contractual terms and explain why it apparently impacted a liability recognized in connection with prior sales.

•	Provide us a roll-forward schedule of the accrual for product returns covering the past three years.

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

July 3, 2013

Response 1

In fiscal year 2012, the Company recorded favorable adjustments to its home robots business revenue related to defective returns of $11.0 million, of which $2.8 million and $8.2 million were associated with lower defective returns experience based on historical data and contractual modifications, respectively. The Company recorded in the aggregate $3.3 million and $7.7 million associated with these adjustments in the second and third fiscal quarters of fiscal year 2012, respectively. The Company provided disclosure of these quarterly adjustments, and the associated rationale for recording these adjustments, in its quarterly reports on Form 10-Q for both periods, in both the Revenue Recognition sections of the respective Summary of Significant Accounting Policies and in the Overview sections of the respective Management’s Discussion and Analysis of Financial Condition and Results of Operations. In the future, the Company will disclose significant adjustments associated with lower defective returns experience and contractual modifications, if any, in both its quarterly reports on Form 10-Q and annual reports on Form 10-K.

The Company has provided to the Staff, under separate cover and on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, additional information requested in the Staff’s comment. The Company also has requested confidential treatment of this information pursuant to 17 C.F.R. § 200.83.

2.	With a view towards expanded disclosure, explain to us the facts and circumstances concerning the timing and amount of the favorable adjustments to the international warranty accrual for the home robots business. Specifically address each of the following in your response:

•	tell us what your international warranty loss experience has been over the past three years;

•	explain why you recognized an adjustment in 2012 rather than in an earlier period; and

•	provide a roll forward schedule of your the international warranty accrual liability.

Response 2

The Company manages its international home robots business through a network of independent distributors who in turn provide warranty services to end consumers that have purchased the Company’s product. The Company accrues for its warranty obligation at the time of sale to the distributor. The warranty obligation, however, is fulfilled over the two-year warranty period following a sale by the distributor to the end consumer. The most significant variables utilized in establishing the warranty accrual balance at the time of sale include estimated distributor repair rates, the distributor cost per repair, and the extended time to fulfill the warranty obligation which includes both the distributor sales cycle and the corresponding two-year consumer warranty period. The Company utilizes historical data provided by its international distributors to develop expected average repair rates and average costs per repair.

In fiscal year 2012, the Company recorded favorable adjustments of $4.6 million to its international warranty accrual. The majority of the favorable adjustment was due to reduced repair rates resulting from improved product quality and reduced average cost to repair as a result of process improvement efforts by the international distributors. In addition, in fiscal years 2012 and 2011, the

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

July 3, 2013

Company recorded other favorable adjustments relating to changes to contractual commitments with distributors that resulted in the Company absorbing less of the total expected consumer warranty obligation.

In the future, the Company will disclose significant adjustments associated with lower warranty experience and contractual modifications, if any, in both its quarterly reports on Form 10-Q and annual reports on Form 10-K.

The Company has provided to the Staff, under separate cover and on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, additional information requested in the Staff’s comment. The Company also has requested confidential treatment of this information pursuant to 17 C.F.R. § 200.83.

Definitive Proxy Statement Incorporated by Reference into Part III

Long-term Incentives, page 25

3.	We note your disclosure that the compensation committee “exercises subjective judgment and discretion” in deciding to award stock-based incentives, but also that such awards are “based on various factors primarily relating to the responsibilities of the individual officer or employee, their past performance, anticipated future contributions and prior grants.” We also note your added disclosure in response to our earlier comment 2 in our letter dated May 24, 2011. Finally, we note the sizable increases in stock awards for 2012 over 2011. Please revise your disclosure in future filings to explain more clearly how the committee has exercised its discretion in connection with the criteria noted above in awarding stock-based incentives for the most recent fiscal year. In particular, provide explanation for significant increases in such awards year over year.

Response 3

The Company acknowledges the Staff’s comment. In future filings, the Company will explain more clearly how the committee has exercised its discretion in connection with the criteria noted above in awarding stock-based incentives for the most recent fiscal year, including an explanation for significant increases in such awards year over year.

* * * *

The Company acknowledges that

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

July 3, 2013

If you have any questions with regard to the Company’s responses or would like to discuss any of the matters covered in this letter, please contact the undersigned at (781) 430-3000.

Sincerely,

/s/ Alison Dean

Alison Dean
Executive Vice President, Chief Financial Officer and Treasurer